

March 7, 2024

Sally Outlaw
Chief Executive Officer
Worthy Wealth, Inc.
11175 Cicero Drive, Suite 100
Alpharetta, Georgia 30022

> **Re: Worthy Wealth, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed February 12, 2024**
> **File No. 024-12388**

Dear Sally Outlaw:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

<u>Amendment No. 1 to Form 1-A</u>

<u>General</u>

1. Please include audited financial statements of Worthy Property Bonds 2 as of and for the fiscal year ended March 31, 2023 in your next amendment.

2. Please tell us the business purpose of this acquisition for the issuer. We note that the $30M purchase price significantly exceeds the net book value of the assets of the Target Companies.

3. Please provide a detailed analysis about whether the funds from this offering should, for the purposes of determining the offering limit under Rule 251(a)(2), be aggregated with the Regulation A offerings of the Target Companies. Address whether the securities offered by Worthy Wealth present a distinct investment opportunity for investors. In addition, please provide further detail on the proposed interrelation and interaction of the Target Companies and Worthy Wealth, including plans to transfer the funds they plan to raise to Worthy Wealth and any other affiliated entities, including Worthy Financial, Inc.

and its subsidiaries. Also, please tell us whether any proceeds of this offering will be used to satisfy redemption requests made by investors in your affiliates' Regulation A offerings. In your response, please address the following statements from the offering circular and affiliate's filing, and whether your planned activities or the activities of your affiliates have or are deviating from what was represented to the Staff in comment response number 3 of the Worthy Property Bonds, Inc's letter dated October 21, 2021:

- On page 10 of your offering circular, you state "[o]ur business model, which will be implemented through the Target Companies, will be centered primarily around purchasing or otherwise acquiring mortgages and other liens on and interests in real estate through our subsidiaries…. The proceeds from the Target Companies sale of Worthy Bonds will provide the capital for these activities."
- On page 30 of your offering circular, you state "[w]e expect to generate income through the WPB Companies from (i) the interest rates we charge on our real estate loans and mortgages and other investments which we have acquired and (ii) profits we realize on the sale of the interests in real estate that we acquire."
- "To the extent that Worthy Peer Capital, Inc.'s asset liquidity does not provide sufficient funds for full bond redemption, it is the intention of WFI, the parent company of Worthy Peer Capital, Inc., to provide capital contributions to Worthy Peer Capital, Inc. from a pending equity financing." Worthy Peer Capital, Inc. Form 1-SA filed September 1, 2023.

4. We note your disclosure that you have a bonus structure for your offering such that "[t]he subscribers of the initial 1,000,000 Common Shares will receive an additional 100,000 Common Shares, pro rata, as Bonus Shares (free of charge)." Therefore, it appears that you are offering bonus securities to encourage early investment. In this regard, the offering of all securities will not be commenced within two calendar days following the qualification date of your filing, and therefore, this is a delayed offering, which is not permitted by Regulation A. See Rule 251(d)(3)(i)(F) of Regulation A. Please amend your disclosure to remove this incentive from your filing or revise your bonus share structure so that it does not constitute a delayed offering. As a related matter, it is unclear whether you intend to continue to offer and sell your Common Stock at the same time as the sales by the Selling Securityholders. Please revise to clarify, and to the extent you intend to pause the sales of your Common Stock, please provide your analysis as to how your offering structure complies with Rule 251(d)(3)(i)(F). Please revise the table and narrative disclosure to clarify that the value of bonus shares, i.e. the $10 per share price of the common stock, counts toward the $75 million 12-month total under Rule 251(a)(2). See the Note to paragraph (a) in Rule 251.

5. We note that the cover page of your offering circular indicates that this is a best-efforts offering; however, in other places, such as page 11, you indicate that this is a "mini-maxi" offer. Please revise your disclosures to be consistent. Additionally, please advise as to how your offering complies with each of Rule 10b-9 and 15c2-4 of the Exchange Act, if applicable, and revise your disclosure as appropriate.

6. We note that the two companies you are acquiring, Worthy Property Bonds Inc. and Worthy Property Bonds 2 Inc. have modified the interest rates on the bonds being offered pursuant to Regulation A offerings through disclosure on Forms 1-U. Please advise us how this complies with the requirements of Rule 253(g) and Rule 252(f)(2)(ii) of Regulation A. In addition, we note that more than 12 months has passed since the qualification of the Form 1-A for Worthy Property Bonds Inc. and Worthy Property Bonds has not filed a post qualification amendment to include the updated financial statements as required by Rule 252(f)(2). Please add risk factor disclosures regarding the resultant risks and potential liabilities to the company.

7. We note the disclosure regarding the forum provision and waiver of jury trial in the subscription agreement. Please revise to also discuss the forum provision and fee shifting provision found in the bylaws.

Offering Circular Summary, page 10

8. Please provide expanded disclosure regarding the material terms of your escrow arrangements including the identity of the escrow agent and file the escrow agreement as an exhibit.

9. Please clarify your relationship with Worthy Financial, Inc. and describe the material terms of the Securities Purchase Agreement, including the purchase price. We note that your Use of Proceeds disclosure assumes different levels of funding of the purchase price of the acquisition depending upon the success of your offering. We also note your reference to a promissory note. Please tell us how you plan to repay the promissory note in the event you do not raise sufficient funds in this offering, and what will the consequences be in the event you do not timely repay the note. Clarify how this may impact your acquisition of the WPB Companies.

Selected Pro Forma Financial Data, page 13

10. Please tell us how you derived the pro forma total operating expenses disclosed on page 13, as this amount does not agree to the pro forma financial statements provided elsewhere in this filing.

Risk Factors, page 14

11. Please add risk factor disclosure relating to the two companies being acquired, and the bonds being offered by the companies, including potential risks associated with redemption requests and illiquidity of the portfolio.

Dilution, page 24

12.   Based upon your September 30, 2023 balance sheet and the calculations on page 24, it appears that the net tangible book value per share before the offering was $0.07. Revise the table on page 25 or tell us why you believe a revision is not necessary. Please also explain how you calculated the net tangible book values per share after the offering.

Plan of Distribution and Selling Security Holders, page 25

13.   Please disclose for the selling shareholders the nature of any position, office, or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates. See Item 507 of Regulation S-K. Please also disclose the control person(s) for each entity listed in the selling shareholder table, to the extent there is a material relationship with the issuer.

Description of Business, page 30

14.   We note your disclosure that more information on the Worthy Bond offerings can be found at the Worthy websites, through the Worthy app, or by searching the offerings at www.sec.gov/edgar/search. It appears you are trying to incorporate more information from those offerings into this offering statement. Please advise or revise. To the extent you intend to incorporate disclosure by reference refer to General Instruction III to Form 1-A for guidance. Otherwise, please provide additional information about the Worthy Bonds.

15.   It appears that you are attempting to incorporate by reference certain financial statements on page 34. It is unclear whether you are eligible to incorporate financial statements of Worthy Property Bonds 2 by reference. We note Worthy Property Bonds 2 has not filed a Form 1-K for the fiscal year ended March 31, 2023. Refer to General Instruction III(a)(2)(A). To the extent you are eligible to incorporate by reference, please revise to properly incorporate by reference in accordance with General Instruction III to Form 1-A including as applicable Instructions III(a)(2)(B) and (C) and III(b). Also, remove the references to the financial statements as exhibits in the Exhibit Index as these financials were not filed as exhibits to the filings referenced in the index.

16.   Please expand your business model post combination to provide additional information about the types of investment you plan to make, including the estimated range of loans, expected credit quality, etc.

Liquidity and capital resources, page 42

17.   Please describe clearly how you plan to finance your operations going forward including from the proceeds of monthly license fees that will be payable by the WPB Companies. We note your disclosure that the Company will not receive any material amount of the WPB Companies' revenues.

Conflicts of Interest, page 45

18.   Please revise to clearly disclose all specific conflicts of interest of the company, its officers, and directors.

Certain Relationships and Related Party Transactions, page 46

19.   It appears you have or will enter into numerous related party agreements with Worthy Financial, Inc. We also note that the Acquisition appears to be a related party transaction. Please revise your related party disclosure to address each of these transactions or advise.

Signatures, page 56

20.   Please include a signature by the issuer. We note the signature provided is that of Worthy Property Bonds, Inc.

Pro Forma Financial Statements, page F-12

21.   Please revise your pro forma financial statements to include an introductory paragraph as described in Item 11-02(a)(2) of Regulation S-X.

22.   Please tell us how you calculated the book value per share for Worthy Property Bonds and Worthy Property Bonds 2 on the unaudited pro forma condensed combined balance sheet.

23.   Please revise your Unaudited Pro Forma Condensed Combined Statement of Operations to include financial information of the targets for a period of 12 months, or for such shorter period of time that the target has been in existence, updating their statements of operations as needed to comply with Item 11-02(c)(3) of Regulation S-X.

24.   Please tell us how you determined you did not need to record a loss on the acquisition of the Target Companies in your Unaudited Pro Forma Condensed Combined Statement of Operations.

Note 3. Pro Forma Adjustments, page F-14

25.   Please revise your pro forma financial statements to limit the receipt or application of offering proceeds to the minimum in your best-efforts offering, and to reflect the impact of the debt and related interest expense you would incur to complete the transaction assuming only the minimum offering proceeds are received.

26.   We note your disclosure that your acquisition of Worthy Property Bonds and Worthy Property Bonds 2 is a transaction between related parties. Please clarify whether you believe you and Worthy Financial Inc. are under common control, and to the extent you do, please tell us how you came to this determination.

<u>Exhibits</u>

27.   Please file the Securities Purchase Agreement as an agreement. Also, file the agreement with Worthy Wealth Management and other related party agreements as exhibits.

Please contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Frank Borger Gilligan, Esq.